UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Manitex International, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

5634201082
(CUSIP Number)

February 3, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

¨ Rule 13d-1(b)

ý Rule 13d-1(c)

¨ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	STEPHENS INVESTMENT MANAGEMENT, LLC
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	DELAWARE

NUMBER OF	(5) Sole Voting Power	910,000
SHARES
BENEFICIALLY	(6) Shared Voting Power	0
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	910,000
PERSON WITH
	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	910,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	8.6%

(12)	Type of Reporting Person (See Instructions)	OO

(1)	Names of Reporting Persons.	ORPHAN FUND, L.P.
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	DELAWARE

NUMBER OF	(5) Sole Voting Power	910,000
SHARES
BENEFICIALLY	(6) Shared Voting Power	0
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	910,000
PERSON WITH
	(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	910,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	8.6%

(12)	Type of Reporting Person (See Instructions)	PN

(1)	Names of Reporting Persons.	PAUL H. STEPHENS
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	UNITED STATES

NUMBER OF	(5) Sole Voting Power	0
SHARES
BENEFICIALLY	(6) Shared Voting Power	910,000
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	0
PERSON WITH
	(8) Shared Dispositive Power	910,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	910,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	8.6%

(12)	Type of Reporting Person (See Instructions)	IN

(1)	Names of Reporting Persons.	P. BARTLETT STEPHENS
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	UNITED STATES

NUMBER OF	(5) Sole Voting Power	0
SHARES
BENEFICIALLY	(6) Shared Voting Power	910,000
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	0
PERSON WITH
	(8) Shared Dispositive Power	910,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	910,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	8.6%

(12)	Type of Reporting Person (See Instructions)	IN

(1)	Names of Reporting Persons.	W. BRADFORD STEPHENS
		(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization	UNITED STATES

NUMBER OF	(5) Sole Voting Power	0
SHARES
BENEFICIALLY	(6) Shared Voting Power	910,000
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power	0
PERSON WITH
	(8) Shared Dispositive Power	910,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	910,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	¨

(11)	Percent of Class Represented by Amount in Row (9)	8.6%

(12)	Type of Reporting Person (See Instructions)	IN

Item 1(a).   Name of Issuer:

                   Manitex International, Inc.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

                   7402 W. 100th Place
                   Bridgeview, IL 60455

Item 2(a).   Names of Persons Filing:

                   Stephens Investment Management, LLC (“SIM”)
                   Orphan Fund, L.P. (“Orphan”)
                   Paul H. Stephens (“Paul Stephens”)
                   P. Bartlett Stephens (“Bart Stephens”)
                   W. Bradford Stephens (“Brad Stephens”)

Item 2(b).   Address of Principal Business Office or, if none, Residence:

                   The principal business address of each reporting person is One Ferry Building, Suite 255, San Francisco, CA 94111.

Item 2(c).   Citizenship:

                   Reference is made to Item 4 of pages 2–6 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).   Title of Class of Securities:

                   Common Stock, no par value per share

Item 2(e).   CUSIP Number:

                   5634201082

Item 3.      If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

¨	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
¨	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
¨	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
¨	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
¨	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
¨	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
¨	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
¨	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
¨	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
¨	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

                   Reference is hereby made to Items 5-9 and 11 of pages 2 - 6 of this Schedule, which Items are incorporated by reference herein.

                   The securities to which this Schedule relates (the “Securities”) are owned by Orphan. SIM, as Orphan’s general partner, and Paul Stephens, Brad Stephens and Bart Stephens, as managing members and owners of SIM, may be deemed to beneficially own Securities owned by Orphan for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

                   Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that SIM, Paul Stephens, Brad Stephens or Bart Stephens is, for any other purpose, the beneficial owner of any of the Securities, and each of SIM, Paul Stephens, Brad Stephens and Bart Stephens disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

                   Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

                   The calculation of percentage of beneficial ownership in item 11 of pages 2 - 6 was derived from the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2008, in which the Issuer stated that the number of shares of its common stock, no par value per share, outstanding as of October 28, 2008 was 10,573,158 shares.

Item 5.       Ownership of Five Percent or Less of a Class

                   Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                   Not Applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                   Not Applicable.

Item 8.       Identification and Classification of Members of the Group

                   Not Applicable.

Item 9.       Notice of Dissolution of Group

                   Not Applicable.

Item 10.    Certification

                   By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2009	STEPHENS INVESTMENT MANAGEMENT, LLC
By: /s/ W. Bradford Stephens
W. Bradford Stephens Its Managing Member
ORPHAN FUND, L.P.
By: Stephens Investment Management, LLC, its General Partner
By: /s/ W. Bradford Stephen
W. Bradford Stephens Its Managing Member
/s/ Paul H. Stephens
Paul H. Stephens
/s/ P. Bartlett Stephens
P. Bartlett Stephens
/s/ W. Bradford Stephens
W. Bradford Stephens

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 10

EXHIBIT A

JOINT FILING UNDERTAKING

                   The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 6, 2009	STEPHENS INVESTMENT MANAGEMENT, LLC
By: /s/ W. Bradford Stephens
W. Bradford Stephens Its Managing Member
ORPHAN FUND, L.P.
By: Stephens Investment Management, LLC its General Partner
By: /s/ W. Bradford Stephens
W. Bradford Stephens Its Managing Member
/s/ Paul H. Stephens
Paul H. Stephens
/s/ P. Bartlett Stephens
P. Bartlett Stephens
/s/ W. Bradford Stephens
W. Bradford Stephens